Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of American Campus Communities, Inc. and American Campus Communities Operating Partnership LP for the registration of common stock, preferred stock, warrants, guarantee of debt securities, and debt securities and to the incorporation by reference therein of our reports dated February 26, 2021, with respect to the consolidated financial statements of American Campus Communities, Inc. and Subsidiaries, and the effectiveness of internal control over financial reporting of American Campus Communities, Inc. and Subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Austin, TX
April 29, 2021